

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010   January 8, 2010

David R. Emery, Chairman of the Board and Chief Executive Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, TN 37203

> **Re: Healthcare Realty Trust Incorporated**
> **Form 10-K**
> **Filed February 23, 2009**
> **Schedule 14A**
> **Filed April 1, 2009**
> **File No. 001-11852**

Dear Mr. Emery:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Tom Kluck
Legal Branch Chief